UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 8)



ASSURED GUARANTY LTD
--------------------------------------------------------------------------------
(Name of Issuer)


Common
--------------------------------------------------------------------------------
(Title of Class of Securities)


G0585R106
--------------------------------------------------------------------------------
(CUSIP Number)


December 31, 2023
--------------------------------------------------------------------------------
(Date of Event Which Requires Filing Of This Statement)



Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

(X) Rule 13d-1(b)
( ) Rule 13d-1(c)
( ) Rule 13d-1(d)











                                   13G
CUSIP     G0585R106

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1.   Name of reporting person
     S.S. or I.R.S. identification no. of above person

     Putnam Investments, LLC. d/b/a/ Putnam Investments
     26-1080669
--------------------------------------------------------------------------------
2.   Check the appropriate box if a member of a group
     (a)  (   )                    (b)  (   )
--------------------------------------------------------------------------------
3.   SEC use only

--------------------------------------------------------------------------------
4.   Citizenship or place of organization
     Delaware
--------------------------------------------------------------------------------
Number of shares beneficially owned by each reporting person with:
	5. Sole Voting Power
	   5,159,243
	------------------------
	6. Shared Voting Power
           NONE
	------------------------
        7. Sole Dispositive
	   5,159,243
	------------------------
        8. Shared Dispositive
           NONE
--------------------------------------------------------------------------------
9.   Aggregate amount beneficially owned by each reporting person
     5,159,243
--------------------------------------------------------------------------------
10.  Check box if the aggregate amount in row (9) excludes certain shares ( )
--------------------------------------------------------------------------------
11.  Percent of class represented by amount in row 9
     9.0%
--------------------------------------------------------------------------------
12.  Type of Reporting person
     HC
--------------------------------------------------------------------------------






                                   13G
CUSIP     G0585R106

--------------------------------------------------------------------------------
1.   Name of reporting person
     S.S. or I.R.S. identification no. of above person

     Putnam Investment Management, LLC.
     04-3542621
--------------------------------------------------------------------------------
2.   Check the appropriate box if a member of a group
     (a)  (   )                    (b)  (   )
--------------------------------------------------------------------------------
3.   SEC use only

--------------------------------------------------------------------------------
4.   Citizenship or place of organization
     Delaware
--------------------------------------------------------------------------------
Number of shares beneficially owned by each reporting person with:
	5. Sole Voting Power
	   4,071,776
	------------------------
	6. Shared Voting Power
           NONE
	------------------------
        7. Sole Dispositive
	   4,071,776
	------------------------
        8. Shared Dispositive
           NONE
--------------------------------------------------------------------------------
9.   Aggregate amount beneficially owned by each reporting person
     4,071,776
--------------------------------------------------------------------------------
10.  Check box if the aggregate amount in row (9) excludes certain shares ( )
--------------------------------------------------------------------------------
11.  Percent of class represented by amount in row 9
     7.1%
--------------------------------------------------------------------------------
12.  Type of Reporting person
     IA
--------------------------------------------------------------------------------






                                   13G
CUSIP     G0585R106

--------------------------------------------------------------------------------
1.   Name of reporting person
     S.S. or I.R.S. identification no. of above person

     The Putnam Advisory Company, LLC.
     04-3543039
--------------------------------------------------------------------------------
2.   Check the appropriate box if a member of a group
     (a)  (   )                    (b)  (   )
--------------------------------------------------------------------------------
3.   SEC use only

--------------------------------------------------------------------------------
4.   Citizenship or place of organization
     Delaware
--------------------------------------------------------------------------------
Number of shares beneficially owned by each reporting person with:
	5. Sole Voting Power
	   1,087,467
	------------------------
	6. Shared Voting Power
           NONE
	------------------------
        7. Sole Dispositive
	   1,087,467
	------------------------
        8. Shared Dispositive
           NONE
--------------------------------------------------------------------------------
9.   Aggregate amount beneficially owned by each reporting person
     1,087,467
--------------------------------------------------------------------------------
10.  Check box if the aggregate amount in row (9) excludes certain shares ( )
--------------------------------------------------------------------------------
11.  Percent of class represented by amount in row 9
     1.9%
--------------------------------------------------------------------------------
12.  Type of Reporting person
     IA
--------------------------------------------------------------------------------






                                   13G
CUSIP     G0585R106

--------------------------------------------------------------------------------
1.   Name of reporting person
     S.S. or I.R.S. identification no. of above person

     PUTNAM EQUITY INCOME FUND
     04-6667434
--------------------------------------------------------------------------------
2.   Check the appropriate box if a member of a group
     (a)  (   )                    (b)  (   )
--------------------------------------------------------------------------------
3.   SEC use only

--------------------------------------------------------------------------------
4.   Citizenship or place of organization
     Massachusetts
--------------------------------------------------------------------------------
Number of shares beneficially owned by each reporting person with:
	5. Sole Voting Power
	   2,939,709
	------------------------
	6. Shared Voting Power
           NONE
	------------------------
        7. Sole Dispositive
	   2,939,709
	------------------------
        8. Shared Dispositive
           NONE
--------------------------------------------------------------------------------
9.   Aggregate amount beneficially owned by each reporting person
     2,939,709
--------------------------------------------------------------------------------
10.  Check box if the aggregate amount in row (9) excludes certain shares ( )
--------------------------------------------------------------------------------
11.  Percent of class represented by amount in row 9
     5.1%
--------------------------------------------------------------------------------
12.  Type of Reporting person
     IV
--------------------------------------------------------------------------------







Item 1(a)  Name of Issuer:

ASSURED GUARANTY LTD
--------------------------------------------------------------------------------

Item 1(b)  Address of Issuer's Principal Executive Offices:

30 Woodbourne Ave
Hamilton HM 08 Bermuda

--------------------------------------------------------------------------------

Item 2(a)                    		Item 2(b)

Name of Person Filing:       		Address or principal business office or,
                             		if none, residence:

Putnam Investments, LLC d/b/a  		100 Federal Street
Putnam Investments ("PI")     		Boston, Massachusetts 02110
on behalf of itself and:

Putnam Investment Management   		100 Federal Street
Management, LLC. ("PIM")     		Boston, Massachusetts 02110

The Putnam Advisory          		100 Federal Street
Company, LLC. ("PAC")         		Boston, Massachusetts 02110

**PUTNAM EQUITY INCOME FUND             100 Federal Street
                                        Boston, Massachusetts 02110
--------------------------------------------------------------------------------

Item 2(c) Citizenship:
PI, PIM and PAC are limited liability companies organized under Delaware law. The citizenship of other persons identified in Item 2(a) is designated as follows:

**Voluntary association known as Massachusetts business trust -
Massachusetts law
--------------------------------------------------------------------------------

Item 2(d) Title of Class of Securities:
Common
--------------------------------------------------------------------------------

Item 2(e) Cusip Number:
G0585R106
--------------------------------------------------------------------------------




Item 3. If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:


(a)( )  Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)( )  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);


(c)( ) Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)(X)	Investment company registered under section 8 of the Investment Company
	Act of 1940 (15 U.S.C 80a-8);

(e)(X)  An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

(f)( ) An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

(g)(X) A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

(h)( ) 	A savings associations as defined in Section 3(b) of the Federal
	Deposit Insurance Act (12 U.S.C. 1813);

(i)( )	A church plan that is excluded from the definition of an investment
	company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)( )	A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J);

(k)( ) 	Group, in accordance with 240.13d-1(b)(1)(ii)(K). If filing as a
	non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____________________________
















Item 4. Ownership

				PIM*	+	PAC*	=	PI**
				----		----		----

(a)  Amount Beneficially        4,071,776       1,087,467       5,159,243
     Owned:

(b)  Percent of Class:          7.1%            1.9%            9.0%

(c)  Number of shares as to
     which the person has:

 (1) Sole power to vote         4,071,776       1,087,467       5,159,243
     or to direct the vote;
     (but see Item 7)

 (2) Shared power to vote   	NONE          	NONE         	NONE
     or to direct the vote;
     (but see Item 7)

 (3) Sole power to dispose
     or to direct the           4,071,776       1,087,467       5,159,243
     disposition of;
     (but see Item 7)

 (4) Shared power to
     dispose or to direct   	NONE         	NONE          	NONE
     the disposition of;
     (but see Item 7)


 * Investment adviser subsidiary of PI
** Parent company to PIM and PAC

Note: as part of the Putnam Family of Funds, and the 4,071,776 shares held by PIM, the PUTNAM EQUITY INCOME FUND held 2,939,709 shares, or 5.1%













Item 5. Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5
percent of the class of securities, check the following   ( )


Item 6. Ownership of More than Five/Ten Percent on Behalf of Another Person:

Clients of or the persons filing this Schedule 13G have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported on this Schedule 13G. Unless otherwise indicated by the persons filing this Schedule 13G, no person's interest relates to more than five percent of the class of securities. Securities reported on this Schedule 13G as being beneficially owned by PI consist of securities beneficially owned by subsidiaries of PI which are registered investment advisers, which in turn include securities beneficially owned by clients of such investment advisers, which clients may include investment companies registered under the Investment Company Act and/or employee benefit plans, pension funds, endowment funds or other institutional clients.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

PI, wholly owns two registered investment advisers: Putnam Investment Management, LLC, which is the investment adviser to the Putnam family of mutual funds as well as other mutual fund clients, and the Putnam Advisory Company, LLC, which is the investment adviser to Putnam's institutional clients. Both subsidiaries have dispositive power over the shares as investment managers. Unless otherwise indicated, Putnam Investment Management, LLC has sole voting power over the shares held by the Putnam family of mutual funds as well as other mutual fund clients and The Putnam Advisory Company, LLC has sole voting power over the shares held by its institutional clients.

Pursuant to Rule 13d-4, PI declares that the filing of this Schedule 13G shall not be deemed an admission for the purposes of Section 13(d) or 13(g) that it is the beneficial owner of any securities covered by this Schedule 13G, and further states that it does not have any power to vote or dispose of, or direct the voting or disposition of, any of the securities covered by this Schedule 13G.


Item 8. Identification and Classification of Members of the Group:

Not applicable.


Item 9. Notice of Dissolution of Group:

Not applicable

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under 240.14a-11.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Putnam Investments, LLC

	/s/  Harold P. Short Jr.
BY:   	-------------------------------------
        Signature


        Name/Title:	Harold P. Short Jr.

        		Director of Trade Oversight
			and International Compliance

        Date:     	February 14, 2024


For this and all future filings, reference is made to Power of Attorney dated February 15, 2011, with respect to duly authorized signatures on behalf of Putnam Investments LLC., Putnam Investment Management, LLC.,
The Putnam Advisory Company, LLC. and any Putnam Fund wherever applicable.

For this and all future filings, reference is made to an Agreement dated June 28, 1990, with respect to one filing of Schedule 13G on behalf of said entities, pursuant to Rule 13d-1(f)(1).